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                                                               __________, 2000

Credit Suisse Institutional Fund, Inc.
466 Lexington Avenue
New York, New York  10017

     RE:  CO-ADMINISTRATION SERVICE FEES

Ladies and Gentlemen:

     This letter constitutes our agreement with respect to compensation to be paid to PFPC Inc. ("PFPC") under the terms of a Co-Administration Agreement dated _________ ___, 2000 between you (the "Fund") and PFPC. Pursuant to Paragraph 11 of that Agreement, and in consideration of the services to be provided to you, on behalf of the Cash Reserve Portfolio, the Global Telecommunications Portfolio, the High Yield Value Portfolio, the Long-Short Market Neutral Portfolio and the Major Foreign Markets Portfolio (each a "Portfolio" and collectively, the "Portfolios") you will pay PFPC an annual co-administration fee, to be calculated daily and paid monthly. You will also reimburse PFPC for its out-of-pocket expenses incurred on behalf of the Portfolios, including, but not limited to: postage and handling, telephone, telex, FedEx and outside pricing service charges.

     The annual administration and accounting fee with respect to each Portfolio shall be 0.10% of the Portfolio's first $500 million in average daily net assets, 0.075% of the next $1 billion in average daily net assets and 0.05% of average daily net assets over $1.5 billion.

     The fee for the period from the day of the year this agreement is entered into until the end of that year shall be pro-rated according to the proportion which such period bears to the full annual period.

     If the foregoing accurately sets forth our agreement, and you intend to be legally bound thereby,

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please execute a copy of this letter and return it to us.

                                            Very truly yours,

                                         PFPC INC.

                                         By:________________________
                                         Name:

Accepted:
CREDIT SUISSE INSTITUTIONAL
FUND, INC.

By:___________________________
Name:
Title:


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